SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

P A J Broadley - Prudential plc, Egg Banking plc (iii)

R A Burrows, P M Maynard - Prudential plc (i)

A M Crossley - Prudential plc (i), Scottish Amicable Finance plc (iii)

3. Name of person discharging managerial responsibilities/director

P A J Broadley, R A Burrows,A M Crossley, P M Maynard

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Prudential Services Limited Share Incentive Plan Trust (the Trust)

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

See section 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each in Prudential plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Prudential Services Limited Share Incentive Plan Trust (the Trust)

8 State the nature of the transaction

A purchase was made on 3 November 2006 of 137 ordinary shares in the Company by Yorkshire Building Society (the Trustee of the Trust) at a price of GBP6.3943 per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors and persons discharging managerial responsibility ) who have elected to join the Prudential Services Limited Share Incentive Plan (the Plan) and are therefore potential beneficiaries under the Trust for November 2006. The Plan has been approved by the Inland Revenue as a share incentive plan under the Income Tax (Earnings and Pensions) Act 2003.





Following the transaction the Trustee will hold 20,285 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.



The number of ordinary shares purchased on this date on behalf of the executive directors and persons discharging managerial responsibility participating in the Plan are set out in Section 9 below:

 9. Number of shares, debentures or financial instruments relating to shares acquired

Trust - 137 ordinary shares

PAJ Broadley - 4 ordinary shares

RA Burrows - 4 ordinary shares

AM Crossley - 4 ordinary shares

PM Maynard - 4 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Trust - less than 0.000006%

PAJ Broadley - less than 0.0000002%

RA Burrows - less than 0.0000002%

AM Crossley - less than 0.0000002%

PM Maynard - less than 0.0000002%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP6.3943

14. Date and place of transaction

3 November 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



Trust - 20,285 ordinary shares, less than 0.0009%

PAJ Broadley - 769,294 ordinary shares, less than 0.04%

RA Burrows - 171,303 ordinary shares, less than 0.008%

AM Crossley - 202,293 ordinary shares, less than 0.009%

PM Maynard - 366,058 ordinary shares, less than 0.02%

16. Date issuer informed of transaction

3 November 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027

Name and signature of duly authorised officer of issuer responsible for making notification

Bob Walker, Deputy Group Secretary, 020 7548 3848

Date of notification

6 November 2006

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 November, 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Bob Walker,

                                              Bob Walker,
                                              Deputy Group Secretary